

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

February 13, 2018

Kenneth Hill
Chief Executive Officer
Victory Energy Corporation
3355 Bee Caves Road, Suite 608
Austin, TX 78746

> **Re:** **Victory Energy Corporation**
> **Registration Statement on Form S-1**
> **Filed February 5, 2018**
> **File No. 333-222885**

Dear Mr. Hill:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.

Sincerely,

/s/ Kevin M. Dougherty *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Louis A. Bevilacqua, Esq.
       Bevilacqua PLLC